

Mail Stop 4546

January 31, 2017

VIA E-mail
Stephen B. Thompson
Vice President Finance
Abeona Therapeutics Inc.
3333 Lee Parkway, Suite 600
Dallas, TX 75219

> **Re:** **Abeona Therapeutics Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 001-15771**

Dear Mr. Thompson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Angela M. Connell

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance